Exhibit 99.1

AMENDMENT TO BY-LAW NO. 1

OF

STUDENT TRANSPORTATION INC.

(the "Corporation")

BE IT ENACTED as an amendment to By-law No. 1 dated October 22, 2004 of the Corporation that:

1.        Section 3.1 is hereby deleted in its entirety.

2.       Sections 2.2 is hereby deleted in its entirety and replaced with the following:

“2.2 Qualification. No person shall be qualified for election as a director if that person: (a) is less than 18 years of age; (b) is of unsound mind and has been so found by a court in Canada or elsewhere; (c) is not an individual; or (d) has the status of a bankrupt. A director need not be a shareholder. At least 25% of the directors shall be resident Canadians, but if the number of directors is fewer than four, at least one director shall be a resident Canadian.”

3.       Sections 4.1 is hereby deleted in its entirety and replaced with the following:

“4.1 Committee of Directors. The board may appoint from their number one or more committees of the board, however designated, and delegate to such committee any of the powers of the board except those which, under the Act, a committee of the board has no authority to exercise.”

The foregoing Amendment to By-law No. 1 of the Corporation was approved by the board of directors on August 16, 2017 and confirmed by the shareholders of the Corporation pursuant to a meeting dated November 9, 2017.

The foregoing Amendment to By-law No. 1 of the Corporation is signed by an officer of the Corporation and hereby made.

DATED as of the 16th day of August, 2017.

“Patrick Walker”
Name: Patrick Walker Title: Executive Vice President & Chief Financial Officer